Exhibit 99.108

PRESS RELEASE

For immediate release

NOUVEAU MONDE NOMINATES ANDREW WILLIS TO ITS BOARD OF

DIRECTORS AND RELEASES ITS INAUGURAL ANNUAL REPORT

»	Andrew Willis, co-founder and managing partner of The Pallinghurst Group, is being nominated to the Board of Directors

»	Mr Willis brings over 15 years of experience in international finance and will be a very valuable asset for Nouveau Monde, as the Company advances both its graphite mine and lithium-ion battery anode material facility projects

»	Nouveau Monde’s inaugural Annual Report showcases the Company’s transformational year in project development and commitment to sustainable development

MONTRÉAL, QUÉBEC, May 13, 2021 – Nouveau Monde Graphite Inc. (“Nouveau Monde” or the “Company”) (TSXV: NOU; OTCQX: NMGRD; Frankfurt: NM9) is proud to announce the nomination of Andrew Willis to its Board of Directors.

Andrew Willis is currently the Managing Partner and Co-Founder of The Pallinghurst Group alongside Nouveau Monde’s Chaiman Arne H. Frandsen.

Andrew has over 15 years of experience in international finance, structuring and private equity. He started his professional career as an accountant in New Zealand and after moving to Europe spent three years with pan-European private equity investment manager Candover Investments.

Andrew studied at INSEAD and was awarded an MBA before jointly founding The Pallinghurst Group in 2006. He is also a director of Sedibelo Platinum Mines as well as Nemaska Lithium. At the same time, Chris Shepherd submitted his resignation as Pallinghurst nominee on the board of directors to be replaced by Andrew Willis effective today.

Arne H Frandsen, Chairman of Nouveau Monde, stated: “I’d like to firstly thank Chris for his important contribution to Nouveau Monde’s advancement over the last two years. Chris has been instrumental in the evolution of the Company. He will always be a friend of Nouveau Monde. At the same time, I am delighted to be welcoming Andrew to our Board. Having witnessed his successes first hand for 15 years, I have no doubt that he will play a vital role in guiding Nouveau Monde, especially in terms of finance and international business affairs.”

Inaugural Annual Report

The Company is also pleased to announce that it released its 2020 Annual Report that highlights the progress made in developing its wholly-owned Matawinie graphite mine for which the Company recently obtained the Québec Government authorization and its Bécancour anode material project. In line with its commitment for sustainable development of its assets and corporate practices, Nouveau Monde complemented its inaugural report with a disclosure of its activities and impact as per the Global Reporting Initiative Core Standards with additional indicators specific to the Company’s material topics and to the United Nations’ Sustainable Development Goals.

Eric Desaulniers, President and CEO of Nouveau Monde, continued: “2020 represented a pivotal year in our endeavor to build our vertically-integrated company as we strive to become a key contributor to the sustainable energy revolution. Thanks to unwavering commitment from our employees and a focus on our phased business strategy, we reached significant milestones in our development, graduating from junior exploration circles to a development-stage integrated mining and technology company. We have grown tremendously, in terms of expertise, product portfolio, and manufacturing platform. Our efforts to strengthen our Company, seek meaningful partnerships, and map our zero-carbon vision provide a solid foundation to reach our next milestones.”

Consult our 2020 Annual Report

About Nouveau Monde

Nouveau Monde is striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully-integrated source of green battery anode material in Québec, Canada. Targeting commercial operations by 2023, the Company is developing advanced carbon-neutral graphite-based material solutions for the growing lithium-ion and fuel cell markets. With low-cost operations and enviable ESG standards, Nouveau Monde aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, providing high performing and reliable advanced materials while promoting sustainability and supply chain traceability.

Media	Investors

Julie Paquet Director, Communications +1-450-757-8905 #140 jpaquet@nouveaumonde.ca	Christina Lalli Director, Investor Relations +1-438-399-8665 clalli@nouveaumonde.ca

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Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to (i) the positive impact of the foregoing on project economics, (ii) the intended results of the initiatives described above and (iii) generally, or the “About Nouveau Monde” paragraph which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward- looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the timely delivery and installation of the equipment supporting the production, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking information and statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking information and statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions. Unpredictable or unknown factors not discussed in this Cautionary Disclaimer could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward- looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding Company is available in the SEDAR database (www.sedar.com) and on the Company’s website at: www.NouveauMonde.group